UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549


                              FORM 11-K




(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

      For the fiscal year end December 31, 1999
                              -----------------

                                  OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from __________ to __________



               US Airways, Inc. Employee Savings Plan
                      (Full title of the plan)

                        US Airways Group, Inc.
      (Issuer of securities held pursuant to the plan noted above)

                2345 Crystal Drive, Arlington, VA 22227
                (Address of principal executive offices)


                   Commission file number:  1-8444

































                           US Airways, Inc.
                        Employee Savings Plan

                        Financial Statements
                      and Supplemental Schedule

                      December 31, 1999 and 1998

                     (With Independent Auditors'
                           Report Thereon)
































                           US Airways, Inc.
                        Employee Savings Plan








                          Table of Contents
                          -----------------




                                                             Page
                                                             ----

Independent Auditors' Report                                    1

Financial Statements

     Statements of Net Assets Available for Plan
       Benefits as of December 31, 1999 and 1998                2

     Statements of Changes in Net Assets Available
       for Plan Benefits for the years ended
       December 31, 1999 and 1998                               3

     Notes to Financial Statements                         4 - 11

Supplemental Schedule I

     Schedule of Assets Held for Investment Purposes
       At End of Year                                     12 - 13

Signature                                                      14

Exhibit  23

     Consent of Independent Auditors                           15





















                  Independent Auditors' Report


The Plan Administrator and Participants
US Airways, Inc. Employee Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of the US Airways, Inc. Employee Savings Plan (the Plan), as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


McLean, VA                                             KPMG LLP
June 23, 2000







                           US Airways, Inc.
                        Employee Savings Plan

         Statements of Net Assets Available for Plan Benefits
         ----------------------------------------------------

                                                   December 31,
                                               --------------------
                                               1999            1998
                                               ----            ----
Assets
  Investments (See Notes 3 and 4)        $ 763,266,590   $ 616,101,132

  Receivables:
    Participant contributions                2,077,274       1,708,145
    Employer contributions                     536,765      31,994,880
                                           -----------     -----------
        Total receivables                    2,614,039      33,703,025
                                           -----------     -----------
          Total assets                     765,880,629     649,804,157
                                           -----------     -----------
Liabilities
  Accrued expenses                              31,384          27,203
                                           -----------     -----------
          Total liabilities                     31,384          27,203
                                           -----------     -----------
Net assets available for plan benefits   $ 765,849,245   $ 649,776,954
                                           ===========     ===========





























See accompanying Notes to Financial Statements.



                           US Airways, Inc.
                        Employee Savings Plan

   Statements of Changes in Net Assets Available for Plan Benefits
   ---------------------------------------------------------------

                                            Years ended December 31,
                                            ------------------------
                                              1999            1998
                                              ----            ----
Additions to net assets attributable to:
    Net appreciation in fair value
      of investments (See Note 3)       $  31,921,590   $  59,028,762
    Dividends                              44,216,876      21,688,882
    Interest                                1,509,214       1,385,995
    Interest income on participant
      loans                                 2,186,547       1,812,876
                                          -----------     -----------
        Total investment income            79,834,227      83,916,515
                                          -----------     -----------

    Participant contributions              51,506,111      45,158,894
    Employer contributions                 13,388,933      43,682,580
    Rollover contributions                  1,422,990         349,777
                                          -----------     -----------
        Total contributions                66,318,034      89,191,251
                                          -----------     -----------

        Total additions                   146,152,261     173,107,766
                                          -----------     -----------

Deductions from net assets attributable to:
    Benefits paid to participants          29,936,055      24,384,025
    Administrative expenses                   122,875         119,050
                                          -----------     -----------
        Total deductions                   30,058,930      24,503,075
                                          -----------     -----------
          Net increase                    116,093,331     148,604,691

Net assets available for plan benefits:
    Beginning of year                     649,776,954     501,172,128
    Transfer from (to) US Airways, Inc.
      401(k) Savings Plan                     (15,034)            135
    Transfer from (to) US Airways, Inc.
      Supplemental Executive Defined           (6,006)              -
      Contribution Plan
                                          -----------     -----------
    End of year                         $ 765,849,245   $ 649,776,954
                                          ===========     ===========


See accompanying Notes to Financial Statements.

                                 3

                           US Airways, Inc.
                        Employee Savings Plan

                     Notes to Financial Statements
                     -----------------------------



1.  Description of Plan

    The following description of the US Airways, Inc. Employee
    Savings Plan (the Plan), provides only general information.
    Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    (a) General

    The Plan is a defined contribution plan intended to be a qualified cash or deferred compensation arrangement under
    Section 401(k) of the Internal Revenue Code (IRC), as amended, and to qualify under Section 401(a) of the IRC. The Plan was established on January 1, 1993 for certain employees of US Airways, Inc. (US Airways or the Company). All non-contract employees and certain other employees who are covered by a collective bargaining agreement which provides for their participation in the Plan, who are at least 18 years of age, have completed 90 days of service and who are not covered by another 401(k) plan sponsored by US Airways, except for those individuals not covered by the United States income tax laws, are eligible to participate in the Plan.
    The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

    US Airways, the plan administrator, is responsible for the content and issuance of the Plan's financial statements. US Airways Group, Inc. (US Airways Group) is the issuer of certain common stock securities held pursuant to the Plan.

    (b) Contributions

    Eligible US Airways employees electing to participate in the Plan make contributions to the Plan via payroll deductions. Each year Plan participants may contribute up to 13 percent of pre-tax annual compensation, as defined in the Plan, unless the participant is classified as a highly compensated employee, as defined by the IRC. The contribution percentage may not exceed a certain percentage of pre-tax annual compensation, as determined by the plan administrator, if the participant is a highly compensated employee. The amount of contribution that may be made by a participant to the Plan shall be a whole percentage of a participant's compensation. Individual participant contributions for 1999 and 1998 could not exceed the statutory limit of $10,000 per year. The Company makes a 50% matching contribution each pay period up to a maximum of two percent of the participant's compensation.



                                 4
                           US Airways, Inc.
                        Employee Savings Plan

                    Notes to Financial Statements
                    -----------------------------
                             (Continued)

    If US Airways' parent company, US Airways Group, achieves certain pre-tax margin levels, the Company also makes an annual profit sharing contribution to the Plan on behalf of each participant. In March 1999, the Company made profit sharing contributions in the amount of $31.5 million to participant accounts related to the 1998 plan year. These contributions are included in the Employer contribution receivable in the December 31, 1998 statement of net assets available for plan benefits. The Company did not make any profit sharing contributions related to the 1999 plan year.

    (c) Vesting

    Participants are immediately vested in their contributions, plus actual earnings thereon. The Company's matching and profit sharing contributions, plus actual earnings thereon, become 100 percent vested after two years of continuous service.

    (d) Investment Options

    The Company selects the number and type of investment options available. Fidelity Institutional Retirement Services Company, the Plan's Recordkeeper, is responsible for maintaining an account balance for each participant.
    Fidelity Management Trust Company is the Plan Trustee. Each participant instructs the Recordkeeper how to allocate their participant and Company contributions. Participants may invest their contributions in any combination among the investment options available in increments of five percent. If a participant fails to instruct the Recordkeeper on how to allocate the contributions, then their contributions will be invested in a cash equivalent fund.

    The Recordkeeper values account balances daily. Each account balance is based on the value of the underlying investments in each account. Generally, participants may elect to change how future contributions are allocated or may transfer current account balances among investment options.

    As of December 31, 1999, the Company offered thirteen investment options in the form of ten individual investment options and three diversified portfolio mixes, which are pre-selected combinations of mutual funds.

    (e) Participant Withdrawals

    All participants can borrow from their account, but may have only one loan outstanding at any given point in time.
    Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000

                                 5
                          US Airways, Inc.
                        Employee Savings Plan

                    Notes to Financial Statements
                    -----------------------------
                             (Continued)

    (reduced by the highest outstanding loan balance from the Plan or any other plan maintained by the Company during the preceding twelve month period) or 50 percent of their vested separate account balance as of the date of the loan. Loan transactions are treated as transfers between the investment funds and the participant loans receivable. Loan terms cannot exceed five years, except for loans obtained for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing market rates for loans made under similar circumstances. Principal and interest are paid ratably through payroll deductions.

    Upon approval by the plan administrator, a participant may withdraw his or her contributions from the account if it is determined that the withdrawal is necessary to meet an immediate and heavy financial need of the participant under the deemed hardship standards set forth in the Plan.

    (f) Payment of Benefits

    Upon termination of service due to death, disability, retirement or other termination of employment, distributions to a participant or beneficiary is made as soon as reasonably practicable. If the participant's account balance is less than $5,000, a lump sum distribution is automatic upon separation. If the participant's account balance is greater than $5,000, the distribution can be deferred or provided in cash as a lump sum.

    (g) Forfeited Accounts

    At December 31, 1999 forfeited nonvested accounts totaled
    $252,725. These accounts will be used to reduce future employer contributions. Also, in 1999, employer contributions were reduced by $129,403 from forfeited nonvested accounts.

    (h) Administrative Expenses

    Certain administrative expenses of the Plan are paid by US
    Airways.

2.  Summary of Accounting Policies

    (a) Basis of Accounting

    The financial statements of the Plan are prepared under the accrual method of accounting.



                                  6
                           US Airways, Inc.
                        Employee Savings Plan

                    Notes to Financial Statements
                    -----------------------------
                             (Continued)


    (b) Investment Valuation and Income Recognition

    The assets of the US Airways Common Stock Fund, Capital Growth Mix Portfolio, Moderation Mix Portfolio, Income Mix Portfolio, and Fixed Income Fund are commingled with certain assets of other defined contribution plans sponsored by US Airways. The Plan's Recordkeeper separately identifies the assets of each plan participant who has an interest in the commingled funds.

    Fair values for assets were determined by quoted market values, when available. The Plan presents in its statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments. The Plan's investments in guaranteed investment contracts (GICs) are stated at contract value (See Note 4). Purchases and sales of investments are recorded on a trade-date basis. Interest and dividend income are recorded on the accrual basis.

    (c) Payment of Benefits

    Benefits are recorded as deductions when paid.

    (d) Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3.  Investments

    In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3
    (SOP 99-3),"Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters." SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. Certain 1998 amounts have been reclassified to conform with 1999 classifications.




                                 7
                         US Airways, Inc.
                      Employee Savings Plan

                   Notes to Financial Statements
                   -----------------------------
                           (Continued)




    The following table presents the fair value of individual investments which exceeded 5% of the Plan's net assets:

                                             December 31,
                                          -------------------
                                          1999           1998
                                          ----           ----
      Investments:
        Fidelity Magellan Fund       $ 325,372,415  $ 234,965,965
        Fidelity Equity Income Fund    103,913,861     97,477,842
        Fidelity Spartan U.S. Equity
          Index Portfolio               97,154,090     73,632,385
        Fidelity Retirement
          Government Money Market
          Portfolio                     43,262,002              -
        US Airways Common Stock
          Fund                          43,147,749     59,441,382


    During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $31,921,590 and $59,028,762, respectively, as follows:

                                        Year Ended December 31,
                                        -----------------------
                                          1999           1998
                                          ----           ----
      Shares in Registered
        Investment Companies          $ 54,552,302  $ 70,277,055
      US Airways Common Stock Fund     (20,721,116)  (10,694,553)
      US Government Securities and
        US Investment Grade Fixed
        Income Securities               (1,909,596)     (553,740)
                                        ----------    ----------
                                      $ 31,921,590  $ 59,028,762
                                        ==========    ==========

4.  Investment Contracts with Insurance Companies

    The Plan had an interest in a portfolio of GICs with certain insurance companies of $28,080,598 and $24,265,211 at December 31, 1999 and 1998, respectively. The GICs are benefit responsive because they provide reasonable access by Plan participants to invested funds. Therefore, in accordance with the American Institute of Certified Public Accountant's Statement of Position 94-4, "Application of Fair


                                8

                        US Airways, Inc.
                      Employee Savings Plan

                   Notes to Financial Statements
                   -----------------------------
                           (Continued)

    Value and Contract Value Reporting for Defined Contribution Plan Investments," the interest in these contracts is disclosed in the financial statements at contract value which equals contributions made, plus accrued interest at the specified rate, less plan withdrawals and administrative expenses. The portfolio's contract value at December 31, 1999 and 1998 was $99,218,456 and $90,475,438, respectively.
    The average portfolio crediting interest rate was approximately 5.8% and 5.9% at December 31, 1999 and 1998, respectively. The portfolio average yield was approximately 5.9% and 6.2% for the years ended December 31, 1999 and 1998, respectively.

    For GICs with variable rates (approximately 77% of the portfolio, as measured by contract values), crediting rates are reset either quarterly or bi-annually. Crediting rates are determined based upon the yields to maturity of the underlying assets, net of certain origination fees.

    No valuation reserves were recognized related to the portfolio as all insurance companies in the portfolio had received an investment grade rating from nationally recognized rating agencies as of December 31, 1999 and 1998.
    The fair value of the portfolio was $98,524,949 and $90,895,034 at December 31, 1999 and 1998, respectively.

5.  Related Party Transactions

    Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

6.  Plan Termination

    Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time subject to the provisions of ERISA and applicable collective bargaining agreements. Upon termination of the Plan, participants will become 100 percent vested in their accounts. In addition the following actions shall be taken for the benefit of participants:

    (a) As of the termination date, each investment fund shall be valued. In determining the net worth of the investment funds there shall be included as a liability such amounts as shall be necessary to pay all expenses in connection with the termination of the investment


                                9
                         US Airways, Inc.
                      Employee Savings Plan

                   Notes to Financial Statements
                   -----------------------------
                           (Continued)

    funds and the liquidation and distribution of the property of the funds, as well as other expenses, whether or not accrued, and shall include as an asset all accrued income.

    (b) All participant accounts must be disposed of in the forms of payment available under the Plan, unless the participant's spouse consents to another form of distribution.

7.  Reconciliation of Financial Statements to Form 5500

    The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                              December 31,
                                          -------------------
                                          1999           1998
                                          ----           ----
    Net assets available for plan
      benefits per the financial
      statements                      $765,849,245  $649,776,954
    Amounts allocated to withdrawing
      participants                         (56,309)     (119,498)
                                       -----------   -----------
    Net assets available for plan
      benefits per the Form 5500      $765,792,936  $649,657,456
                                       ===========   ===========


    The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                   Year Ended
                                                December 31, 1999
                                                -----------------
    Benefits paid to participants per the
      financial statements                        $29,936,055
    Add:   Amounts allocated to withdrawing
           participants at December 31, 1999           56,309
    Less:  Amounts allocated to withdrawing
           participants at December 31, 1998         (119,498)
                                                   ----------
    Benefits paid to participants per the
      Form 5500                                   $29,872,866
                                                   ==========






                                10
                        US Airways, Inc.
                      Employee Savings Plan

                   Notes to Financial Statements
                   -----------------------------
                           (Continued)

    Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

8.  Tax Status

    The Internal Revenue Service has determined and informed the Company by a letter dated July 22, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


9.  Transfers from and to the US Airways, Inc. 401(k) Savings
    Plan and to the US Airways, Inc. Supplemental Executive
    Defined Contribution Plan

    Transfers from and to the US Airways, Inc. 401(k) Savings
    Plan and to the US Airways, Inc. Supplemental Executive
    Defined Contribution Plan represent:

    (a) corrections of insignificant recordkeeping errors, and
    (b) changes in participants' class or craft, thereby changing the plan for which they are qualified to participate.

10. Subsequent Events

    Effective January 1, 2000, profit sharing contributions will only be made on behalf of eligible employees who are covered by a collective bargaining agreement between US Airways and the International Association of Machinists covering fleet service agents and between US Airways and the Transport Workers Union.

    US Airways Group, US Airways parent corporation, has entered into an agreement and plan of merger with a subsidiary of UAL Corporation, United Airlines' parent corporation. Consummation of the merger is subject to various conditions including, but not limited to, the receipt of regulatory approvals and approval by the stockholders of US Airways Group. At this time, US Airways cannot predict the outcome of the regulatory and other approvals necessary for the consummation of the merger, nor can US Airways predict what effect, if any, the merger might have on the Plan.




                                 11

                                                                             Supplemental Schedule I
                                           US Airways, Inc.                             Page 1 of 2
                                        Employee Savings Plan

                   Schedule of Assets Held for Investment Purposes At End of Year
                   --------------------------------------------------------------

                                         December 31, 1999

     Identity                        Description                             Current
     of Issue                       of Investment                             Value
     --------                       -------------                            -------

Fidelity Magellan Fund*            Shares in registered                   $ 325,372,415
                                     investment company

Fidelity Equity                    Shares in registered                     103,913,861
  Income Fund*                       investment company

Fidelity Spartan U.S. Equity       Shares in registered                      97,154,090
  Index Portfolio*                   investment company

Fidelity Retirement                Shares in money                           43,262,002
  Government Money                   market fund
  Market Portfolio*

US Airways Common Stock Fund*      Common stock of employer's                43,147,749
                                     parent company, US Airways
                                     Group, Inc., and short-
                                     term investments

Capital Growth Mix                 Shares in registered                      37,497,650
  Portfolio*                         investment companies

Participant Loans*                 Interest rates range                      28,139,687
                                     from 7% to 10% per anum


                                   (table continued on next page)

* Party in interest.
See accompanying Independent Auditors' Report.

                                                12

                                                                             Supplemental Schedule I
                                          US Airways, Inc.                              Page 2 of 2
                                       Employee Savings Plan
                  Schedule of Assets Held for Investment Purposes At End of Year
                  --------------------------------------------------------------
                                            (Continued)
                                         December 31, 1999

     Identity                        Description                                Current
     of Issue                       of Investment                                Value
     --------                       -------------                               -------

Fixed Income Fund*                 Guaranteed Investment                        28,080,598
                                     Contracts, interest rates
                                     range from 5.35% to 7.11%
                                     per annum

MAS Domestic Fixed Income          US Government securities                     22,889,682
     Portfolio Institutional         and US investment grade
                                     fixed income securities

Moderation Mix Portfolio*          Shares in registered                         12,014,579
                                     investment companies

Neuberger & Berman                 Shares in registered                         10,568,154
  Guardian Trust                     investment companies

Putnam International               Shares in registered                          6,981,749
     Growth A Fund                   investment companies

T. Rowe Price Small Cap            Shares in registered                          2,225,014
     Stock Fund                      investment companies

Income Mix Portfolio*              Shares in registered                          2,019,360
                                     investment companies
                                                                               -----------
     Total Investments                                                       $ 763,266,590
                                                                               ===========
* Party in interest.
See accompanying Independent Auditors' Report.

                                                 13


                            Signature




     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      US Airways, Inc.
                                      Employee Savings Plan




                                 By:  /s/ Anita P. Beier
                                      ----------------------
                                      Anita P. Beier
                                      Controller

                                      US Airways Group, Inc.

June 28, 2000

































                                14